Exhibit (a)(5)(H)

SEVERSTAL COMPLETES ACQUISITION OF ESMARK INCORPORATED

Tender Offer Expires; Short-Form Merger Consummated

MOSCOW, Russia – August 5, 2008: OAO Severstal (LSE: SVST; RTS: CHMF), one of the world’s leading metals and mining companies, today announced that it has completed its acquisition of Esmark Incorporated, a manufacturer and distributor of flat rolled and other steel products. The acquisition was completed pursuant to the merger of Severstal Wheeling Acquisition Corp., a wholly-owned subsidiary of Severstal, with and into Esmark.  Esmark, as the surviving corporation in the merger, is now a wholly-owned subsidiary of Severstal and has been renamed “Severstal Wheeling Holding Company”.

The offering period for Severstal’s tender offer for all outstanding shares of Esmark expired at 10:00 a.m., Eastern Daylight Time, on Monday, August 4, 2008, with a total of 38,767,487 Esmark shares being validly tendered in the offer and not withdrawn, representing approximately 94.17% of the outstanding shares of common stock of Esmark.  All shares that were validly tendered during the tender offer have been accepted for purchase, and Severstal paid for all validly tendered and delivered shares on August 4, 2008.

Following the expiration of the offering period, on August 4, 2008, Severstal effected a merger to complete the acquisition of Esmark without a vote or meeting of Esmark stockholders pursuant to the short-form merger procedure available under Delaware law.  In the merger, each outstanding Esmark share not tendered and purchased in the offer (other than shares in respect of which appraisal rights are validly exercised under Delaware law) were converted into the right to receive the same $19.25 per share price, without interest and less any required withholding taxes, that was paid in the tender offer.  As a result of the merger, Esmark’s common stock will cease to be traded on the NASDAQ Global Select Market.

The acquisition has a total equity value of approximately $775 million and is expected to be accretive in 2009 based on current projections of costs and prices.

With the completion of the tender offer and consummation of the merger, Severstal acquired all of Esmark’s businesses, including:

•                  Wheeling-Pittsburgh Steel Corporation (to be renamed “Severstal Wheeling, Inc.”)

•                  Esmark Steel Services Group, Inc. (to be renamed “Northern Steel Group, Inc.”)

•                  Remaining 50% ownership of the joint venture Mountain State Carbon, a blast furnace coking coal production facility in West Virginia

Gregory Mason, CEO of Severstal International and COO of OAO Severstal, commented, “The acquisition of Esmark represents a significant step in Severstal’s North American growth strategy. Not only does the addition of Esmark bring considerable stand-alone growth potential while also creating synergies with our existing US plants, it solidifies Severstal’s position as one of the leading integrated steel companies in the fast consolidating North American market. We are now poised to be a leading producer and supplier of domestically produced steel to a region that has a consistent demand for high quality products.”

Merrill Lynch acted as lead financial advisor, Citi acted as financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel, to Severstal.  MacKenzie Partners, Inc. served as Information Agent for the tender offer.

About Severstal:

OAO Severstal is an international metals and mining company with a listing on the Russian Trading System, the Moscow Interbank Currency Exchange and the London Stock Exchange. Incorporated in 1993, the company focuses on high value-added and unique niche products and has a successful track record of acquiring and integrating high-quality assets in North America and Europe. Severstal owns mining assets in Russia, thus securing its supplies of raw materials. In 2007, Severstal produced 17.5 million tons of steel. Revenues were $15.2 billion and EBITDA was $3.7 billion. EPS was $1.92.

About Severstal International:

Severstal International is an operating division of OAO Severstal comprising North American and European segments.

Forward Looking Statements:

This press release may contain projections and other forward-looking statements regarding future events or the future financial performance of OAO Severstal (Severstal). Forward looking statements are identified by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might”, the negative of such terms, or other similar expressions. Severstal wishes to caution you that these statements are only predictions and that actual events or results may differ materially. Severstal does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that could cause the actual results to differ materially from those contained in projections or forward-looking statements of Severstal may include, among others, general economic conditions in the markets in which Severstal operates, the competitive environment in, and risks associated with operating in, such markets, market change in the steel and mining industries, as well as many other risks affecting Severstal and its operations.

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For further information:

Severstal

Dmitry Druzhinin, Investor Relations

Olga Antonova, Public Relations

+7 495 540 7766

Taylor Rafferty for Severstal

Michael Henson

+1 212 889 4350 (o)

+1 917 902 0767 (m)

John Dudzinsky

+1 212 889 4350 (o)

+1 646 715 2980 (m)